Exhibit 99.2

SIGNA Sports United Reports Q3 FY22 Results

Q3 FY22 net revenue of €324 million, YoY growth of +29%

Adapting to the challenging environment to deliver long-term profitable growth

•	Q3 FY22 includes full contribution of recently acquired businesses WiggleCRC and Tennis Express

•	Active customers of 7.0 million, representing an increase of +42% YoY

•	Net revenue up +29% YoY to €324 million in Q3 FY22 and +29% YoY to €806 million for 9M FY22

•	Gross profit increased +13% YoY to €115 million in Q3 FY22 and +19% YoY to €292 million for 9M FY22

•	Adj. EBITDA down to (€13) million in Q3 FY22 and (€42) million for 9M FY22

•	Net loss at (€52) million in Q3 FY22 and (€254) million for 9M FY22, with 9M FY22 being mostly impacted by one-off accounting charges related to the public listing

•	Company secures €150 million financing commitment to fund organic growth with €200 million upsize option for potential M&A

Berlin, Germany (August 16, 2022) – SIGNA Sports United N.V. (“SSU” or the “Company”), a NYSE listed specialist online sports retail company with businesses and brands in bike, tennis, outdoor and team sports, today reported financial results for the third quarter of fiscal year 2022. Q3 FY22 includes full contribution of recently acquired businesses WiggleCRC and Tennis Express (acquisitions closed on December 14 and December 31, 2021, respectively).

In Q3 FY22, despite having improved from early FY22 lows, supply chain constraints remained, especially in full bikes and e-bikes. Additionally, the industry was hit by an unexpected deterioration in consumer sentiment, as inflationary pressures and geopolitical events weighed on demand in core markets. Nevertheless, SSU achieved net revenue and gross profit growth on a reported basis by +29% and +13% YoY respectively, and expanded its customer base by 42% YoY to 7.0M active customers in Q3 FY22, as the Company’s scale increased. The Company is accelerating various initiatives to drive efficiencies and synergies across the group and position itself to deliver its long-term profitable growth targets.

Stephan Zoll, CEO of SSU, said, “Q3 FY22, our second quarter as a consolidated company, confirmed how our scale enabled market share growth in the competitive landscape. While the Company demonstrated its ability to enhance and prioritize initiatives in the evolving macroeconomic and operational environment, we are confident that SSU’s strategic projects will accelerate our strengths, to be best positioned for long-term profitable growth when coming out of the current challenges.”

Q3 FY22 Consolidated Financial Summary and Key Operating Metrics

	Q3	Q3	YoY		9M YTD	9M YTD	YoY
EUR in millions	FY21	FY22	Growth		FY21	FY22	Growth
Key Financials
Net Revenue	€251	€324	29.2%		€625	€806	28.8%
Gross Profit	€102	€115	12.6%		€245	€292	18.9%
% Margin	40.8%	35.5%	(524	)bps	39.3%	36.2%	(304	)bps
Adj. EBITDA	€13	(€ 13)	NM		€27	(€ 42)	NM
% Margin	5.3%	(4.1%)	NM		4.3%	(5.2%)	NM
Net Income	(€ 13)	(€52)	NM		(€25)	(€ 254)	NM
Operating Performance
LTM Active Customers	5.0	7.0	41.7%		5.0	7.0	41.7%
Total Visits	72.5	84.0	15.8%		198.9	247.5	24.5%
Net Orders	2.0	2.6	29.1%		4.9	7.2	45.6%
Net AOV	€105	€101	(3.6%)		€103	€101	(2.5%)

Note: Financials inclusive of Tennis Express from Jan 1, 2022 and inclusive of WiggleWCRC from Dec 15, 2021. FY22 KPIs PF for recently closed acquisitions. Please refer to Non-IFRS Financial Measures section for further detail regarding disclosed metrics. “NM” defined as not meaningful.

Alex Johnstone, the Company’s CFO, said, “Whilst the challenging operating environment has weighed on our organic performance, we are focused on efficiency and leveraging our scale to position SSU for profitable long-term growth. The Company is well capitalized to make targeted investments in our logistics and technology platform, to deliver synergy and return to run-rate adjusted EBITDA profitability from the second half of our fiscal year 2023.”

Q3 FY22 Business Highlights / Commentary

•	Business Update

•	SSU’s reach meaningfully increased thanks to WiggleCRC and Tennis Express acquisitions, leading to reported double-digit revenue growth

•	Stronger effect of demand headwinds and lingering supply constraints on bike business vs. tennis business

•	Heightened promotional activity to drive categories and manage temporary overstock resulting from softening consumer sentiment

•	Adapting to inflationary pressures with a sharp focus on customer unit economics and increased emphasis on margin-accretive initiatives

•

Numerous Q3 FY22 wins including launch of integrated Hockenheim logistics facility serving our customers at lower cost strategic partnerships with the ITA (Intercollegiate Tennis Association) and the PTR (Professional Tennis Registry) and on-site presence at the US Open at US tennis business level, successful retail media sales MVP on online bike shops and several awards to our latest owned brand Nukeproof and Vitus bikes

•	Key Performance Indicators

•	+42% YoY growth to 7.0 million active customers, led by recent acquisitions and targeted marketing spend to drive conversion. Legacy SSU +5% active customer growth despite consumer sentiment headwinds

•

Meaningful increase in scale with +16% YoY traffic growth on a reported basis, thanks to recently closed acquisitions, despite decline in pro forma organic traffic due to weakening consumer sentiment, supply constraints and lapping Covid-19 driven spikes

•

Strong +29% reported YoY increase to 2.6 million net orders due to recent acquisitions. Decline in net orders on a pro forma basis YoY driven by the traffic decrease in the current challenging environment

•	Net AOV declined by -4% on a reported basis to €100.8, as higher-priced item availability was still limited due to lingering supply chain constraints

•	Pro forma growth vs. pre-Covid (Q3 FY19) of conversion (+99 bps), net orders (+11%) and active customers (+27%), despite lower traffic due to Brexit impact on WCRC (-25%) and stable net AOV

•	Financial Update

•

+29% net revenue growth to €324 million in Q3 FY22 and +29% to €806 million in 9M FY22 on a reported basis. The challenging macroeconomic environment combined with prolonged supply chain constraints weighed on the pro forma performance, with net revenue at -14% YoY in Q3 FY22 and -12% YoY in 9M FY22. The positive impact of multiple long-term megatrends supported net revenue pro forma growth vs. pre-Covid, at +16% vs. Q3 FY19 and +27% vs. 9M FY19

•	Gross margin was down -524bps YoY to 35.5% in Q3 FY22 and down -304bps to 36.2% in 9M FY22, as heightened promotional activity was required to drive consumer demand and manage inventory overstock

•	Adj. EBITDA reached (€13) million with Adj. EBITDA margin at (4.1%) in Q3 FY22, due to lower gross profit and inflationary pressures across cost lines in the current environment

•	Net loss at (€52) million in Q3 FY22 and (€254) million in 9M FY22, 9M FY22 largely due to one-off accounting charges related to the public listing

Outlook & Guidance

In light of the sudden deterioration of consumer demand over Q3 FY22 and lingering supply chain constraints during that quarter, the Company updates its guidance for FY22 and now anticipates:

•	Net revenue at €1,150 million to €1,200 million[1]

•	Adjusted EBITDA margin at (4.0%) to (5.5%)[1]

The revision is primarily driven by the unexpected drop in consumer sentiment as evidenced by the EU Consumer Confidence index, as discretionary spending decreased abruptly along with rising inflation and geopolitical tensions in core markets. Coupled with lingering supply chain constraints in full bikes and especially e-bikes, this results in heightened promotional activity to drive categories and manage inventory overstock, impacting gross margin. Additionally, inflationary pressures impact all cost lines, as profitability is now anticipated to be in a negative range in fiscal year 2022.

The Company expects the current challenges to fade as wage growth overtakes inflation in the medium-term, absent any exogenous events (e.g. further lockdowns or escalation of geopolitical situation). SSU will take a focused approach to customer unit economics and prioritize margin-accretive initiatives, the benefits of which are expected to start accruing over 2023.

The Company is confident that its focused approach to unit economics, targeted investments and disciplined strategy execution will enable it to emerge stronger from the current market environment and be well-positioned to take advantage of market share opportunities. SSU expects double-digit organic top line growth to return as soon as current supply and demand constraints normalize and is poised to drive significant value on its long-term profitable growth trajectory, supported by the strong global megatrends of health and fitness, e-mobility and e-commerce.

Conference Call Information

SSU’s management will host a conference call today at 8:30 a.m. Eastern Time to discuss the results. Interested parties will be able to access the conference call by dialing 1-855-9796-654 (in the United States) or +1-646-664-1960 (outside of the United States), along with access code 837143. The conference call will be simulcast and archived on SSU’s website at https://investor.signa-sportsunited.com/.

[1]	Current scope (scope without any incremental material acquisitions).

Non-IFRS Financial Measures

The press release includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. SSU believes that these non-IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Forward-Looking Statements

These forward-looking statements include, but are not limited to, statements regarding the Company’s intent, belief or current expectations; future events; the estimated or anticipated future results and revenues of the Company; future opportunities for the Company; future planned products and services; business strategy and plans; objectives of management for future operations of the Company; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are based on the current expectations, beliefs and assumptions of the Company’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Company’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the coronavirus outbreak; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations.

Forward-looking statements speak only as of the date they are made, and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

Reconciliations (in EUR millions)

	Q3	Q3	9M	9M
	FY21	FY22	FY21	FY22
Net Loss	(€12.9)	(€ 52.5)	(€ 24.9)	(€254.1)
Income Tax Benefit	3.0	(6.6)	4.6	(14.6)
Earnings before tax (EBT)	(€10.0)	(€ 59.0)	(€ 20.3)	(€ 268.7)
Share of results of associates	0.3	0.3	0.9	0.9
Finance income	(0.1)	(3.6)	(0.1)	(19.5)
Finance costs	4.8	12.3	8.6	16.0
Depreciation and amortization	7.6	16.6	22.4	38.9
Total EBITDA Adjustments	10.9	20.4	15.3	190.6
Transaction related charges	0.4	0.8	0.4	1.5
Reorganization and restructuring costs	0.6	4.7	1.7	131.7
Consulting fees	10.0	8.1	13.2	39.5
Share-based compensation	—	6.6	—	15.9
Other material one-time items	(0.1)	0.1	(0.0)	2.0
Adj. EBITDA	€13.4	(€ 13.1)	€26.8	(€ 41.8)

Liquidity

SIGNA Sports United N.V. (the “Company”) and SIGNA Holding GmbH (“SIGNA Holding”), an affiliate of the Company’s largest shareholder SIGNA International Sports Holding GmbH (“SISH”) have entered into commitments to provide the Company €150 million of capital in accordance with the requirements under the amendment to the revolving credit facility agreement (the “RCF”) between the Company’s subsidiary SIGNA Sports United GmbH (“SSU GmbH”) and its lenders.

As disclosed on May 31, 2022, the Company anticipates the €100 million equity contribution to be funded pursuant to the RCF at the latest by the end of its fiscal year 2022 via a capital increase or other form of capital raising. On August 15, 2022 the Company has signed a binding term sheet with SIGNA Holding pursuant to which the Company will issue to SIGNA Holding GmbH, on or around September 27, 2022, E+4.00% senior convertible unsecured notes in an aggregate principal amount of €100 million due in 2028 with a conversion price of $10 per share, thereby satisfying the requirements under the RCF. The convertible notes will in addition carry a payment in kind coupon of 7.00% to be accrued annually. The conversion price represents a conversion premium of 65.6% over the Company’s stock sale price of $6.04 per share on the New York Stock Exchange NYSE as of August 12, 2022 market close. The Company will also grant an upsize option in an amount of up to €200 million to SIGNA Holding GmbH under the convertible notes.

In addition, on July 25, 2022, the Company entered into a second €50 million revolving credit facility agreement with SIGNA Holding. This facility is intended to meet SIGNA Holding’s obligation to provide SSU GmbH with an additional amount of up to €50 million at the latest during the Company’s fiscal year 2023 in accordance with the terms of the revolving credit facility amendment, as disclosed on May 31, 2022. The revolving credit facility will be utilized to fund working capital needs, capital expenditures and general corporate purposes.

The Company is confident the €150 million of liquidity commitments will be sufficient to fund its current organic growth plans through to the end of fiscal year 2023, with the additional €200 million supporting its inorganic growth plans in the medium-term, should the option be exercised.

Definitions

Net Online Revenue: Online revenue (excluding sales partners) equal to net orders (post cancellations and full returns) multiplied by Net AOV.

Platform Revenue: Revenue derived from non-1P E-commerce business models (i.e., retail media sales, marketplace).

Gross Profit: Net revenues less cost of materials adjusted for extraordinary write-offs.

Adjusted EBITDA: Calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for certain items which SSU’s management believes do not reflect the core operating performance of the operating segments of SSU. Adjustments include material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses.

Active Customers: Customers with one or more purchases within the last 12 months, irrespective of cancellations or returns.

Total Visits: Number of visits including mobile and website. Cut-off at 30 minutes of inactivity and at date change. Not cut off at channel change during session.

Net Orders: Orders post cancellations and full returns.

Net AOV: Total online revenue (excluding sales partners) divided by net orders (post cancellations and full returns).

Contacts

SSU Press Contact

Justine Powell

j.powell@signa-sportsunited.com

+49 1523 464 9843

SSU Investors Contact

Alima Levy

a.levy@signa-sportsunited.com

+49 174 730 4938

About SIGNA Sports United:

SIGNA Sports United is a NYSE listed specialist online sports retail company based in Berlin. We own companies and brands in various sports including bike, tennis, outdoor and team sports. We sell equipment and apparel via our 100 own online stores, collaborate with 500+ independent brick and mortar shops, and partner with over 1000 sports brands. Together we serve 7+ million customers around the world.

SIGNA Sports United companies and brands include Wiggle, Chain Reaction Cycles, Fahrrad.de, Bikester, Probikeshop, CAMPZ, Addnature, Tennis-Point, TennisPro, and OUTFITTER.

Further information: www.signa-sportsunited.com.

Unaudited interim condensed consolidated statements of operations

(in EUR millions)

	Q3	Q3	YoY
	FY21	FY22	Growth
Net Revenue	€250.9	€324.2	29.2%
Own Work Capitalized	0.6	1.6	NM
Other Operating Income	0.7	1.9	NM
Cost of Materials	(148.6)	(209.1)	40.7%
Personnel Expense	(25.7)	(40.6)	57.8%
Other Operating Expenses	(64.4)	(91.3)	41.8%
EBITDA Adjustments	(10.9)	(20.4)	87.7%
Depreciation & Amortization	(7.6)	(16.6)	NM
Operating Loss	(€ 5.0)	(€50.1)	NM
Share of results of associates	(0.3)	(0.3)	(16.0%)
Finance income	0.1	3.6	NM
Finance costs	(4.8)	(12.3)	NM
Pre-Tax Income	(€10.0)	(€59.0)	NM
Income Taxes	(3.0)	6.6	NM
Net Income	(€12.9)	(€52.5)	NM

Unaudited interim condensed consolidated statements of financial position

(in EUR millions)

	Q4	Q3
	FY21	FY22
Non-current assets
Intangible assets	€326.8	€929.0
Property, plant and equipment	98.4	133.1
Equity accounted investees	0.0	0.0
Other non-current financial assets	1.4	5.2
Deferred taxes	(0.0)	—
Current assets
Inventories	181.9	336.5
Trade receivables	26.3	23.3
Income tax receivables	2.0	0.3
Other current financial assets	24.0	18.9
Other current assets	31.4	38.5
Cash and cash equivalents	50.7	55.2
Total assets	€742.9	€1,540.1
Owners net investment	373.4	928.8
Equity attributable to non-controlling interests	—	—
Total equity	€373.4	€928.8
Non-current provisions	0.1	4.6
Non-current financial liabilities	140.4	242.3
Non-current trade payables	—	—
Other non-current liabilities	1.0	6.5
Deferred taxes	40.2	51.2
Current liabilities
Current income tax liabilities	1.7	1.1
Current provisions	4.9	2.8
Trade payables	102.7	178.4
Other current financial liabilities	27.7	41.2
Other current liabilities	46.2	75.6
Contract liabilities	4.7	7.6
Total liabilities	€369.5	€611.2
Total equity and liabilities	€742.9	€1,540.1

Unaudited interim condensed consolidated statements of cash flows

(in EUR millions)

	9M YTD	9M YTD
	FY21	FY22
NET CASH FLOW FROM OPERATING ACTIVITIES
Earnings before taxes	(€20.3)	(€268.7)
Adjustments to reconcile earnings before taxes to net cash from operating activities:
Depreciation and amortization	22.4	38.9
(Income) loss from investments accouted for using the equity method	0.9	0.9
Net finance costs (income)	8.5	(3.5)
Other non-cash income and expenses	0.1	12.2
Listing expenses (IFRS 2 service charge)	—	121.9
Change in other non-current assets	(0.2)	1.2
Change in other non-current liabilities	0.6	8.2
Change in:
Inventories	(30.3)	(67.6)
Trade receivables	(5.3)	5.3
Other current financial assets	(7.2)	2.5
Other current assets	(9.0)	3.9
Current provisions	(1.4)	(2.1)
Trade payables	19.8	13.3
Other current financial liabilities	6.2	1.2
Other current liabilities	3.2	(43.7)
Contract liabilities	(0.1)	1.2
Income tax payment	(0.2)	—
Net cash flow from operating activities	(€12.4)	(€174.9)
NET CASH FLOW FROM INVESTING ACTIVITIES
Purchase of intangible assets and property, plant and equipment	(14.3)	(26.7)
Acquisition of subsidiaries, net of cash acquired	(7.5)	(185.5)
Net cash flow from investing activities	(€21.8)	(€212.2)
NET CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from capital contributions	—	402.7
Repayments of financial liabilities to related parties	(1.3)	—
Proceeds from financial liabilities to related parties	55.0	40.0
Proceeds from financial liabilities to financial institutions	—	26.9
Repayment of financial liabilities to financial institutions	(38.0)	(77.9)
Transaction costs related to the listing	—	(10.3)
Proceeds from the recapitalization	—	23.6
Acquisition of NCI	(4.7)	—
Repayment of other loans	—	(0.7)
Payments for lease liabilities	(7.6)	(10.3)
Interest paid	(4.2)	(2.8)
Net cash flow from financing activities	(€0.9)	€391.3
Effect of exchange rate changes on cash and cash equivalents	—	0.3
Net increase (decrease) in cash and cash equivalents	(€35.2)	€4.4